Bangkok Bank
ธนาคารกรุงเทพ

[redacted]

08002310

April 21, 2008

SEC Mail Processing Section

MAY 01 2008

Washington, DC
111

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Re: Bangkok Bank Public Company Limited – Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Attached please find the unaudited financial statements for the 1st quarter 2008 that Bangkok Bank Public Company Limited reported to the Stock Exchange of Thailand (SET).

These financial results can be accessed through the following websites:

Stock Exchange of Thailand
http://www.set.or.th (Market Info/Listed Companies/BBL)

Securities and Exchange Commission
http://www.sec.or.th (Financial Statement/Bangkok Bank)

SUPPL

Bangkok Bank Public Company Limited
http://www.bangkokbank.com (For Shareholders/Financial Results)

Please contact me if you have any questions.

Yours sincerely,
Bangkok Bank Public Company Limited

PROCESSED
MAY 12 2008
THOMSON REUTERS

Kulathida Sivayathorn
Executive Vice President
Accounting and Finance Division
Tel. (662) 230-2254, 230-1384
Fax (662) 231-4890

cc. Dr. Piyapan Tayanithi, Executive Vice President

ธนาคารกรุงเทพ
Bangkok Bank

Ref: AFD.FA.FS 41/2551
April 18, 2008

The President
The Stock Exchange of Thailand

Dear Sir,

Re: Submission of the unreviewed financial statements for the quarter ended March 31, 2008

We are pleased to submit herewith, the unreviewed financial statements of the Bank, and Form F45-3 for the quarter ended March 31, 2008, one copy each in Thai and in English as follows:

Document No. 1	Summary Statement of Assets and Liabilities as at March 31, 2008
Document No. 2	Balance Sheet as at March 31,2008 compared with Balance Sheet as at December 31, 2007
Document No. 3	Statements of Income for the quarters ended March 31, 2008, December 31, 2007 and March 31, 2007
Document No. 4	Summary of Financial Results for quarter ended March 31, 2008

Please be informed accordingly.

Sincerely yours,
Bangkok Bank Public Company Limited

Kulathida Sivayathorn
Executive Vice President

ธนาคารกรุงเทพ จำกัด (มหาชน) (ทะเบียนเลขที่ 0107536000374)
333 ถนนสีลม เขตบางรัก กรุงเทพฯ 10500 โทรศัพท์ 0 2685 7875 โทรสาร 0 2685 7859 www.bangkokbank.com
Bangkok Bank Public Company Limited (Registration No. 0107536000374)
333 Silom Road Bangrak Bangkok 10500 Thailand Tel. (66) 2685 7875 Fax (66) 2685 7859 www.bangkokbank.com

ธนาคารกรุงเทพ
Bangkok Bank

Document no. 1

Summary Statement of Assets and Liabilities [1/] C.B. 1.1
As of 31 March, 2008

	Baht
ASSETS	
Cash	29,620,781,641.44
Interbank and money market items	161,862,317,695.40
Securities purchased under resale agreements	-
Investment in securities, net (with obligations Baht 260,498,199.67)	311,502,833,536.03
Credit advances (net of allowance for doubtful accounts)	1,008,026,108,689.37
Accrued interest receivables	2,532,131,414.69
Properties foreclosed, net	32,857,179,589.54
Customers' liabilities under acceptances	643,468,584.10
Premises and equipment, net	29,790,564,305.64
Other assets	27,474,081,063.46
Total Assets	1,604,309,466,519.67
Customers' liabilities under unmatured bills	10,600,315,916.69
Total	1,614,909,782,436.36
LIABILITIES	
Deposits	1,286,743,962,146.39
Interbank and money market items	60,016,953,749.13
Liabilities payable on demand	5,964,257,238.18
Securities sold under repurchase agreements	-
Borrowings	37,717,505,720.99
Bank's liabilities under acceptance	643,468,584.10
Other liabilities	44,120,236,962.40
Total Liabilities	1,435,206,384,401.19
SHAREHOLDERS' EQUITY	
Paid-up share capital	
(registered share capital Baht 40,000,000,000.00)	19,088,428,940.00
Reserves and net profit after appropriation	108,851,949,549.71
Other reserves and profit and loss account	41,162,703,628.77
Total Shareholders' Equity	169,103,082,118.48
Total Liabilities and Shareholders' Equity	1,604,309,466,519.67
Bank's liabilities under unmatured bills	10,600,315,916.69
Total	1,614,909,782,436.36

Non-Performing Loans [2/] (net) for the quarter ended March 31, 2008 (3.53% of total loans after allowance for doubtful accounts of Non-Performing Loans)	37,315,525,106.24
Required provisioning for loan loss for the quarter ended March 31, 2008	53,091,452,694.74
Actual allowance for doubtful accounts	67,848,213,802.97
Loans to related parties	29,260,447,525.38
Loans to related asset management companies	6,180,460,000.00
Loans to related parties due to debt restructuring	9,028,750,481.48
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	-
Legal capital fund	159,627,252,777.93
Changes in assets and liabilities this month due to the panalty expenses from violating the Commercial Banking Act B.E.2505 and amended Act, Section	-
Significant contingent liabilities	
Avals to bills and guarantees of loans	6,480,956,221.71
Letters of credit	44,405,237,438.77

[1/] This Summary Statement has not been reviewed or audited by Certified Public Accountant

[2/] Non-Performing Loans (gross) for the quarter ended March 31, 2008 (7.75% of total loans before allowance for doubtful accounts) 85,641,876,280.54

ธนาคารกรุงเทพ
Bangkok Bank

Document no. 2

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
BALANCE SHEETS
"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS			SEPARATE FINANCIAL STATEMENTS		
	March 31, 2008	December 31, 2007	Increase (Decrease) %	March 31, 2008	December 31, 2007	Increase (Decrease) %
ASSETS						
CASH	29,760,652	35,715,065	(16.7)	29,620,782	35,655,288	(16.9)
INTERBANK AND MONEY MARKET ITEMS						
Domestic items						
Interest bearing	29,962,514	3,897,681	668.7	29,214,567	2,869,238	918.2
Non-interest bearing	23,277,016	8,751,870	166.0	22,962,458	8,705,343	163.8
Foreign items						
Interest bearing	112,553,434	159,287,865	(29.3)	103,904,559	149,335,320	(30.4)
Non-interest bearing	6,089,397	5,427,507	12.2	5,780,733	5,133,682	12.6
Total interbank and money market items, net	171,882,361	177,364,923	(3.1)	161,862,317	166,043,583	(2.5)
SECURITIES PURCHASED UNDER RESALE AGREEMENTS	-	10,200,000	(100.0)	-	10,200,000	(100.0)
INVESTMENTS						
Current investments, net	137,482,523	142,780,939	(3.7)	136,736,253	141,815,472	(3.6)
Long-term investments, net	169,379,818	168,898,966	0.3	168,810,669	168,569,192	0.1
Investments in subsidiaries and associated companies, net	351,712	320,905	9.6	5,955,912	5,955,912	0.0
Total investments, net	307,214,053	312,000,810	(1.5)	311,502,834	316,340,576	(1.5)
LOANS AND ACCRUED INTEREST RECEIVABLE						
Loans	1,084,375,451	1,042,074,184	4.1	1,075,848,011	1,035,390,964	3.9
Accrued interest receivable	2,573,264	3,093,151	(16.8)	2,532,131	3,071,920	(17.6)
Total loans and accrued interest receivable	1,086,948,715	1,045,167,335	4.0	1,078,380,142	1,038,462,884	3.8
Less Allowance for doubtful accounts	(64,465,454)	(63,386,789)	1.7	(63,967,496)	(62,916,228)	1.7
Less Revaluation allowance for debt restructuring	(3,854,406)	(4,082,528)	(5.6)	(3,854,406)	(4,082,528)	(5.6)
Total loans and accrued interest receivable, net	1,018,628,855	977,698,018	4.2	1,010,558,240	971,464,128	4.0
PROPERTIES FORECLOSED, NET	38,938,289	40,300,457	(3.4)	32,857,180	33,785,934	(2.7)
CUSTOMERS' LIABILITIES UNDER ACCEPTANCES	643,469	554,291	16.1	643,469	554,291	16.1
PREMISES AND EQUIPMENT, NET	29,967,179	30,189,111	(0.7)	29,790,564	30,019,778	(0.8)
DERIVATIVE REVALUATION	17,598,772	3,264,599	439.1	17,588,333	3,250,140	441.2
OTHER ASSETS, NET	10,155,492	8,684,085	16.9	9,885,747	8,484,946	16.5
TOTAL ASSETS	1,624,789,122	1,595,971,359	1.8	1,604,309,466	1,575,798,664	1.8

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS			SEPARATE FINANCIAL STATEMENTS		
	March 31, 2008	December 31, 2007	Increase (Decrease) %	March 31, 2008	December 31, 2007	Increase (Decrease) %
LIABILITIES AND SHAREHOLDERS' EQUITY						
DEPOSITS						
Deposits in Baht	1,190,504,899	1,166,308,888	2.1	1,190,928,809	1,166,671,971	2.1
Deposits in foreign currencies	106,481,330	111,062,403	(4.1)	95,815,153	100,396,403	(4.6)
Total deposits	1,296,986,229	1,277,371,291	1.5	1,286,743,962	1,267,068,374	1.6
INTERBANK AND MONEY MARKET ITEMS						
Domestic items						
Interest bearing	10,923,031	16,562,821	(34.1)	10,927,806	16,571,672	(34.1)
Non-interest bearing	3,426,428	3,828,442	(10.5)	3,439,588	3,859,272	(10.9)
Foreign items						
Interest bearing	48,747,952	41,010,407	18.9	41,357,381	34,903,574	18.5
Non-interest bearing	4,271,827	2,754,733	55.1	4,292,179	2,772,796	54.8
Total interbank and money market items, net	67,369,238	64,156,403	5.0	60,016,954	58,107,314	3.3
LIABILITIES PAYABLE ON DEMAND	6,431,320	5,703,010	12.8	5,964,257	5,589,615	6.7
SECURITIES SOLD UNDER REPURCHASE AGREEMENTS				-	-	
BORROWINGS						
Short-term borrowings	30,280,927	34,072,317	(11.1)	30,074,291	33,411,660	(10.0)
Long-term borrowings	7,643,215	8,643,063	(11.6)	7,643,215	8,643,063	(11.6)
Total borrowings	37,924,142	42,715,380	(11.2)	37,717,506	42,054,723	(10.3)
BANK'S LIABILITIES UNDER ACCEPTANCES	643,469	554,291	16.1	643,469	554,291	16.1
INTEREST PAYABLE	5,089,250	9,497,535	(46.4)	4,992,444	9,413,263	(47.0)
DERIVATIVE REVALUATION	10,803,619	3,035,426	255.9	10,789,570	3,020,932	257.2
OTHER LIABILITIES	28,293,319	26,301,084	7.6	28,338,222	25,598,524	10.7
TOTAL LIABILITIES	1,453,540,586	1,429,334,420	1.7	1,435,206,384	1,411,407,036	1.7

ธนาคารกรุงเทพ
Bangkok Bank

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
BALANCE SHEETS
"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS			SEPARATE FINANCIAL STATEMENTS		
	March 31, 2008	December 31, 2007	Increase (Decrease) %	March 31, 2008	December 31, 2007	Increase (Decrease) %
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)						
SHAREHOLDERS' EQUITY						
SHARE CAPITAL						
Registered share capital						
3,998,345,000 ordinary shares of Baht 10 each	39,983,450	39,983,450	-	39,983,450	39,983,450	-
1,655,000 preferred shares of Baht 10 each	16,550	16,550	-	16,550	16,550	-
Issued and paid-up share capital						
1,908,842,894 ordinary shares of Baht 10 each	19,088,429	19,088,429	-	19,088,429	19,088,429	-
PREMIUM ON ORDINARY SHARE CAPITAL	56,346,232	56,346,232	-	56,346,232	56,346,232	-
UNREALIZED INCREMENT PER LAND APPRAISAL	10,192,264	10,192,264	-	10,192,264	10,192,264	-
UNREALIZED INCREMENT PER PREMISES APPRAISAL	6,173,365	6,398,381	(3.5)	6,173,365	6,398,381	(3.5)
FOREIGN EXCHANGE ADJUSTMENT	(2,789,465)	(1,938,657)	43.9	(2,198,772)	(1,492,458)	47.3
UNREALIZED GAINS ON INVESTMENT	12,946,093	13,403,433	(3.4)	12,944,093	13,402,528	(3.4)
UNREALIZED LOSSES ON INVESTMENT	(1,347,165)	(1,620,859)	(16.9)	(1,346,154)	(1,619,628)	(16.9)
UNREALIZED GAINS RESULTING FROM THE SALE OF SHARES OF A SUBSIDIARY TO THE PUBLIC IN EXCESS OF BOOK VALUE	45,400	45,400	-	-	-	-
RETAINED EARNINGS						
Appropriated						
Legal reserves	12,000,000	12,000,000	-	12,000,000	12,000,000	-
Other reserves	36,500,000	36,500,000	-	36,500,000	36,500,000	-
Unappropriated	21,415,822	15,564,819	37.6	19,403,625	13,575,880	42.9
TOTAL	170,570,975	165,979,442	2.8	169,103,082	164,391,628	2.9
MINORITY INTEREST	677,561	657,497	3.1	-	-	
TOTAL SHAREHOLDERS' EQUITY, NET	171,248,536	166,636,939	2.8	169,103,082	164,391,628	2.9
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,624,789,122	1,595,971,359	1.8	1,604,309,466	1,575,798,664	1.8
OFF-BALANCE SHEET ITEMS CONTINGENCIES						
AVALS TO BILLS AND GUARANTEES OF LOANS	6,509,685	5,920,176	10.0	6,480,956	5,920,176	9.5
LIABILITY UNDER UNMATURED IMPORT BILLS	10,771,027	11,501,561	(6.4)	10,600,316	11,321,403	(6.4)
LETTERS OF CREDIT	45,039,322	35,765,537	25.9	44,405,237	35,379,011	25.5
OTHER CONTINGENCIES	1,059,091,808	983,464,483	7.7	1,054,233,309	979,727,794	7.6

ธนาคารกรุงเทพ
Bangkok Bank

Document no. 3

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
STATEMENTS OF INCOME
FOR THE QUARTERS ENDED
(UNAUDITED)

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS				SEPARATE FINANCIAL STATEMENTS			
	March 31, 2008	December 31, 2007	Increase (Decrease) %	March 31, 2007	March 31, 2008	December 31, 2007	Increase (Decrease) %	March 31, 2007
Interest and dividend income								
Interest on loans	14,804,028	14,825,748	(0.1)	14,605,198	14,682,173	14,719,780	(0.3)	14,551,909
Interest on interbank and money market items	1,678,951	2,064,262	(18.7)	2,405,109	1,593,241	1,994,578	(20.1)	2,388,642
Investments	3,263,948	3,022,304	8.0	3,372,368	3,280,597	3,005,990	9.1	3,404,152
Total interest and dividend income	19,746,927	19,912,314	(0.8)	20,382,675	19,556,011	19,720,348	(0.8)	20,344,703
Interest expenses								
Interest on deposits	5,913,860	6,487,376	(8.8)	8,033,271	5,833,272	6,410,267	(9.0)	7,973,930
Interest on interbank and money market items	498,514	773,950	(35.6)	354,521	429,119	725,765	(40.9)	360,558
Interest on short-term borrowings	206,641	92,378	123.7	404,736	208,998	94,640	120.8	408,482
Interest on long-term borrowings	344,519	354,849	(2.9)	368,980	344,519	354,849	(2.9)	368,980
Total interest expenses	6,963,534	7,708,553	(9.7)	9,161,508	6,815,908	7,585,521	(10.1)	9,111,950
Net interest and dividend income	12,783,393	12,203,761	4.7	11,221,167	12,740,103	12,134,827	5.0	11,232,753
Bad debt and doubtful accounts	1,766,011	1,392,168	26.9	1,409,390	1,730,836	1,300,144	33.1	1,395,546
Loss on debt restructuring (reversal)	(202,320)	89,187	(326.8)	(80,891)	(202,320)	89,187	(326.8)	(80,891)
Net Interest and dividend income after bad debt and doubtful accounts and loss on debt restructuring	11,219,702	10,722,406	4.6	9,892,668	11,211,587	10,745,496	4.3	9,918,098
Non-interest income								
Loss on investments, net	(178,325)	(997,824)	82.1	(10,005)	(178,784)	(998,046)	82.1	(21,801)
Equity in undistributed net income of associated companies	40,256	3,824	952.7	14,927	-	-	-	-
Fees and service income								
Acceptances, aval and guarantees	22,174	11,163	98.6	22,485	22,174	11,163	98.6	22,485
Others	4,841,239	4,417,611	9.6	3,895,857	4,532,491	4,085,953	10.9	3,699,007
Gain on exchange, net	1,266,576	1,168,489	8.4	1,118,186	1,253,012	1,149,064	9.0	1,106,982
Gain on disposal of assets	275,224	438,194	(37.2)	202,750	293,775	438,185	(33.0)	199,211
Other income	107,678	148,478	(27.5)	99,529	107,542	139,107	(22.7)	92,217
Total non-interest income	6,374,822	5,189,935	22.8	5,343,729	6,030,210	4,825,426	25.0	5,098,101
Net interest and dividend income after bad debt and doubtful accounts and loss on debt restructuring and non-interest income	17,594,524	15,912,341	10.6	15,236,397	17,241,797	15,570,922	10.7	15,016,199
Non-interest expenses								
Personnel expenses	3,289,126	3,575,941	(8.0)	2,857,355	3,129,592	3,420,698	(8.5)	2,746,526
Premises and equipment expenses	1,616,103	1,769,195	(8.7)	1,430,037	1,571,234	1,725,247	(8.9)	1,394,701
Taxes and duties	780,875	645,121	21.0	843,382	757,457	638,338	18.7	815,655
Fees and service expenses	1,031,059	1,060,664	(2.8)	927,891	1,020,542	1,048,653	(2.7)	916,025
Directors' remuneration	18,127	32,746	(44.6)	12,156	16,700	27,550	(39.4)	10,950
Contributions to the Financial Institutions Development Fund	1,194,521	1,203,544	(0.7)	1,154,566	1,194,521	1,203,544	(0.7)	1,154,566
Other expenses	1,337,358	1,559,586	(14.2)	1,151,174	1,312,443	1,538,146	(14.7)	1,122,160
Total non-interest expenses	9,267,169	9,846,797	(5.9)	8,376,561	9,002,489	9,602,176	(6.2)	8,160,583
Income before income tax	8,327,355	6,065,544	37.3	6,859,836	8,239,308	5,968,746	38.0	6,855,616
Income tax expenses	2,668,910	1,935,713	37.9	2,207,201	2,636,579	1,893,922	39.2	2,193,797
Net income	5,658,445	4,129,831	37.0	4,652,635	5,602,729	4,074,824	37.5	4,661,819
Attributable to								
Equity holders of the Bank	5,625,987	4,089,892	37.6	4,632,146	5,602,729	4,074,824	37.5	4,661,819
Minority interest	32,458	39,939	(18.7)	20,489	-	-	-	-
	5,658,445	4,129,831	37.0	4,652,635	5,602,729	4,074,824	37.5	4,661,819
Basic earnings per share Baht	2.95	2.14	37.9	2.43	2.94	2.13	38.0	2.44
Weighted average number of ordinary shares Thousand shares	1,908,843	1,908,843	-	1,908,843	1,908,843	1,908,843	-	1,908,843

ธนาคารกรุงเทพ
Bangkok Bank

Document No. 4

Summary of financial results
For the period ended March 31, 2008

Summary of significant items in the first quarter of 2008

in Million Baht

Item	Q1 '08	Q4 '07	Q1 '07	Q1 '08 compared to Q4 '07	Q1 '08 compared to Q1 '07
Net profit before provisioning and tax	9,768	7,358	8,170	2,410	1,598
Net profit before tax	8,239	5,969	6,856	2,270	1,383
Corporate income tax	2,636	1,894	2,194	742	442
Net profit	5,603	4,075	4,662	1,528	941
Earnings per share	2.94	2.13	2.44	0.81	0.50
NII	12,740	12,135	11,233	605	1,507
NIM	3.33	3.18	3.15	0.15	0.18
ROA	1.42	1.04	1.27	0.38	0.15
ROE	13.47	9.96	12.61	3.51	0.86

in Million Baht

Item	Mar '08	Dec '07	Mar '08 compared to Dec '07
Loans	1,075,848	1,035,391	40,457
Deposits	1,286,744	1,267,068	19,676
NPLs	85,642	81,671	3,971

Bangkok Bank reported preliminary results for the first quarter of 2008, with a net profit of Baht 5.6 billion, up by Baht 1.5 billion or 37.5 percent, compared with the previous quarter.

Operating results this quarter improved on many fronts with better net interest income as a result of loan growth and lower cost of deposits, higher fee income and currency gains, as well as controlled operating costs.

When compared with the end of December 2007, the bank's total loans rose by 3.9 percent or Baht 40.5 billion to Baht 1,075.8 billion at the end of March 2008. This reflected increased domestic and regional economic activity. Deposits also increased by Baht 19.7 billion to Baht 1,286.7 billion at the end of March. The bank's liquidity position remains satisfactory with the loan-to-deposit ratio at 83.6 percent. Non-performing loans at the end of the quarter amounted to Baht 85.6 billion, equivalent to 7.8 percent of total loans.

The net interest income in the first quarter increased by Baht 605 million to Baht 12.7 billion on the back of increased dividend income, and more favorable funding costs. As a result, the net interest margin in the first quarter rose to 3.33 percent.

Fees and service income showed a healthy growth from previous quarter of 11.2 percent to Baht 4.6 billion, and foreign currency gains increased by 9.1 percent to Baht 1.3 billion. Although the bank showed a net loss on investments of Baht 179 million this quarter, this was still an improvement from the previous quarter which had a loss of Baht 998 million. The bank had gains on some equity transactions this quarter, but there were additional impairment expenses on some investments from debt restructuring. And given the continued volatility in the international financial markets, the bank fully provided for the remaining investment of Baht 565 million in the CDO.

The bank continued to focus on managing costs with non-interest expenses declining this quarter by Baht 600 million or 6.2 percent from the previous quarter, to Baht 9.0 billion.

Provisioning expenses in the first quarter amounted to Baht 1.5 billion, an increase of Baht 140 million compared with the previous quarter reflecting the growth in the loan portfolio. Corporate income tax also increased by Baht 742 million or almost 39.2 percent to Baht 2.6 billion.

Including the net profit for the quarter and adjusted for the dividend payment to be made in May 2008, the total capital adequacy ratio and the Tier 1 capital ratio for the bank would be approximately 15.5 percent and 12.5 percent respectively at the end of March, 2008.

Shareholders' equity rose from Baht 164.4 billion at the end of 2007 to Baht 169.1 billion as at March 31, 2008. Earnings per share this quarter increased from Baht 2.13 per share in the 4th quarter of 2007 to Baht 2.94 per share.

Total assets

in Million Baht

Item	Mar '08	Dec '07	Mar '08 compared to Dec '07
Total assets	1,604,309	1,575,799	28,510
Interbank and money market items	161,862	166,044	(4,182)
Securities purchased under resale agreements	-	10,200	(10,200)
Net investments in securities	311,503	316,341	(4,838)
Loans	1,075,848	1,035,391	40,457
Net foreclosed properties	32,857	33,786	(929)
Derivative Revaluation	17,588	3,250	14,338

Total assets, as of March 31, 2008, amounted to Baht 1,604.3 billion, an increase of Baht 28.5 billion compared with December 31, 2007. Significant items included loans, which rose by Baht 40.5 billion, or 3.9 percent, to Baht 1,075.8 billion, as a result of increases in home loans, loans for working capital, business loans, and loans extended by the international branches. Investments in securities fell by Baht 4.8 billion, or 1.5 percent, to Baht 311.5 billion. As a result of liquidity management activities, repurchase items decreased by Baht 10.2 billion while interbank and money market items decreased by Baht 4.2 billion to Baht 161.9 billion. Net foreclosed assets fell by Baht 929 million to Baht 32.9 billion as the bank sold foreclosed assets of Baht 1.4 billion in the first quarter of 2008.

Total liabilities

in Million Baht

Item	Mar '08	Dec '07	Mar '08 compared to Dec '07
Total liabilities	**1,435,206**	**1,411,407**	**23,799**
Deposits	1,286,744	1,267,068	19,676
Interbank and money market items	60,017	58,107	1,910
Borrowing	37,717	42,055	(4,338)
Other liabilities	28,338	25,598	2,740
Derivative Revaluation	10,790	3,021	7,769
Shareholders' equity	**169,103**	**164,392**	**4,711**

Total liabilities, as of March 31, 2008, amounted to Baht 1,435.2 billion, an increase of Baht 23.8 billion when compared with the end of 2007. Deposits rose by Baht 19.7 billion, or 1.6 percent, to Baht 1,286.7 billion. The loan-to-deposit ratio rose to 83.6 percent from 81.7 percent at the end of December 2007. Interbank and money market liabilities rose by Baht 1.9 billion to Baht 60.0 billion. Borrowings which included bills of exchange (B/E) fell by Baht 4.3 billion to Baht 37.7 billion

Shareholders' equity, as of March 31, 2008, amounted to Baht 169.1 billion, an increase of Baht 4.7 billion, or 2.9 percent from the end of 2007.

Classified loans and allowance for doubtful accounts

Classified loans and allowance for doubtful accounts from loan classification

in Million Baht

	Loans and accrued interest receivable*			Allowance for doubtful accounts classified to Bank of Thailand's criteria**		
	Mar '08	Dec '07	Mar '07	Mar '08	Dec '07	Mar '07
Normal	962,279	937,199	853,934	4,230	4,137	4,532
Special Mentioned	30,445	19,570	18,905	267	191	161
Substandard	7,948	9,410	10,775	1,503	3,148	3,411
Doubtful	8,957	9,951	15,449	2,967	3,787	4,846
Doubtful of Loss	68,751	62,333	63,117	40,244	36,416	37,024
Total	**1,078,380**	**1,038,463**	**962,180**	**49,211**	**47,679**	**49,974**
Plus allowance for doubtful accounts in excess of minimum required level				14,757	15,237	16,240
Total allowance for doubtful accounts from loan classification				**63,968**	**62,916**	**66,214**
Plus allowance for valuation from loan restructuring				3,854	4,083	4,571
Total allowance for doubtful accounts				**67,822**	**66,999**	**70,785**

* Excluding interbank and money market items of Baht 29.6 billion

** Excluding allowance for doubtful accounts on interbank and money market items of Baht 26 million

in Million Baht

Item	Mar '08	Dec '07	Mar '07	Mar '08 compared to	
				Dec '07	Mar '07
Non– performing loans (NPLs)*	85,642	81,671	89,322	3,971	(3,680)
Total loans used for NPL ratio calculation*	1,105,399	1,038,631	967,964	66,768	137,435
NPLs as percentage of total loans	7.8	7.9	9.2	(0.1)	(1.4)
Loan loss reserve	67,822	66,999	70,785	823	(2,963)
Loan loss reserve coverage of NPLs	79.2	82.0	79.2	(2.8)	-

* Excluding interest receivable but including interbank and money market items

In the first quarter of 2008, the bank restructured loans amounting to Baht 8.7 billion. Non-performing loans (NPLs) as at the end of March 2008 increased by Baht 4.0 billion from the end of 2007 to Baht 85.6 billion. However, the ratio of NPLs to total loans declined from 7.9 percent at the year-end to 7.8 percent at the end of March 2008.

Provisioning expenses in the first quarter of 2008 amounted to Baht 1.5 billion, and total loan loss reserves at the end of March was Baht 67.8 billion. This exceeded the provisioning requirements of the Bank of Thailand of Baht 53.1 billion by Baht 14.8 billion or by 27.8 percent. The loan loss reserve coverage of NPLs was 79.2 percent, compared to 82.0 percent at the end of 2007.

Capital reserves and capital adequacy ratio as required by the BOT

in Million Baht

Item	Mar '08	Dec '07	Mar '07	Mar '08 compared to	
				Dec '07	Mar '07
Tier 1 capital	126,464	126,476	114,723	(12)	11,741
Tier 2 capital	33,163	27,086	26,909	6,077	6,254
Total capital	**159,627**	**153,562**	**141,632**	**6,065**	**17,995**

As at March 31, 2008, the bank had legal capital reserves of Baht 159.6 billion, and Tier 1 capital of Baht 126.5 billion. The bank's capital adequacy ratio, as defined by the Bank of Thailand, was approximately 14.4 percent, and the Tier 1 capital ratio was approximately 11.4 percent. Including the net profit for the first quarter of 2008 and adjusted for the dividend payment to be made in May 2008, the capital adequacy ratio and Tier 1 capital ratios would be approximately 15.5 percent and 12.5 percent, respectively.

Significant items in the statement of income for the first quarter of 2008

Statement of income

in Million Baht

Item	Q1 '08	Q4 '07	Q1'07	Q1 '08 compared to	
				Q4 '07	Q1 '07
Interest and dividend income	19,556	19,720	20,345	(164)	(789)
Interest expenses	6,816	7,585	9,112	(769)	(2,296)
Net interest and dividend income	12,740	12,135	11,233	605	1,507
Non-interest income	6,030	4,825	5,098	1,205	932
Non-interest expenses	9,002	9,602	8,161	(600)	841
Profit before provisions and tax	9,768	7,358	8,170	2,410	1,598
Allowance for doubtful accounts	1,731	1,300	1,395	431	336
Loss on debt restructuring (reversal)	(202)	89	(81)	(291)	(121)
Profit before tax	8,239	5,969	6,856	2,270	1,383
Income tax	2,636	1,894	2,194	742	442
Net profit	**5,603**	**4,075**	**4,662**	**1,528**	**941**

Net profit

Profit before provisions and tax in the first quarter of 2008 amounted to Baht 9.8 billion, an increase of Baht 2.4 billion, or 32.8 percent, from that in the fourth quarter of 2007 with higher net interest income and non-interest income, and lower non-interest expenses.

Compared with the fourth quarter of 2007, provisioning expenses increased by Baht 140 million to Baht 1.5 billion, and corporate income tax increased by 742 million to Baht 2.6 billion. Net profit for the first quarter of 2008 therefore amounted to Baht 5.6 billion, an increase of 37.5 percent or Baht 1.5 billion compared with the fourth quarter of 2007.

When compared with the first quarter of 2007, the bank's net profit for the first quarter of 2008 rose by Baht 941 million, or 20.2 percent. The profit before tax increased by Baht 1.4 billion to Baht 8.2 billion, or 20.2 percent; and the profit before provisioning and tax increased by Baht 1.6 billion to Baht 9.8 billion, or 19.6 percent.

Net interest and dividend income

in Million Baht

Item	Q1 '08	Q4 '07	Q1'07	Q1 '08 compared to	
				Q4 '07	Q1 '07
Interest and dividend income	**19,556**	**19,720**	**20,345**	**(164)**	**(789)**
▫ Loans	14,682	14,720	14,552	(38)	130
▫ Interbank and money market items	1,593	1,994	2,389	(401)	(796)
▫ Investments	3,281	3,006	3,404	275	(123)
Interest expenses	**6,816**	**7,585**	**9,112**	**(769)**	**(2,296)**
▫ Deposits	5,833	6,410	7,974	(577)	(2,141)
▫ Interbank and money market items	429	726	361	(297)	68
▫ Short-term borrowings	209	94	408	115	(199)
▫ Long-term borrowings	345	355	369	(10)	(24)
Net interest and dividend income	**12,740**	**12,135**	**11,233**	**605**	**1,507**
Net interest margin	**3.33**	**3.18**	**3.15**	**0.15**	**0.18**

In the first quarter of 2008, interest and dividend income declined by Baht 164 million, or 0.8 percent compared with the fourth quarter of 2007, to Baht 19.6 billion. The was largely due to lower interest income from interbank and money market items which declined by Baht 401 million to Baht 1.6 billion, partly due to lower volumes and partly due to lower interest rates in the market. At the same time, interest income from loans declined marginally by Baht 38 million. The decline was offset in part by an increase in income from investments of Baht 275 million to Baht 3.3 billion mostly due to higher dividends. Furthermore, the drop in interest expenses was significant at Baht 769 million, with interest expenses on deposits and on interbank and money market liabilities decreasing by Baht 577 million and Baht 297 million respectively although interest expenses on borrowings rose by Baht 105 million. As a result, the net interest income for the first quarter of 2008 increased by Baht 605 million to Baht 12.7 billion from the previous quarter, and the net interest margin improved from 3.18 percent to 3.33 percent.

When compared with the first quarter of 2007, both interest income and interest expenses fell significantly in line with declining market interest rates. Interest and dividend income fell by Baht 789 million, or 3.9 percent, with income from interbank and money market items and from investments both declining by Baht 796 million and Baht 123 million respectively, while interest income from loans increased by Baht 130 million. Meanwhile, interest expenses declined significantly by Baht 2.3 billion, reflecting the reduction in market interest rates. Interest expenses on deposits and on borrowings declined by Baht 2.1 billion and Baht 223 million respectively. Therefore, when compared to the first quarter of 2007, the bank's net interest income for the first quarter of 2008 rose by Baht 1.5 billion, while the net interest margin increased from 3.15 percent to 3.33 percent.

Non-interest income

in Million Baht

Item	Q1 '08	Q4 '07	Q1'07	Q1 '08 compared to	
				Q4 '07	Q1 '07
Fees and service income	4,555	4,097	3,722	458	833
Net gain on investments	(179)	(998)	(22)	819	(157)
Net gain on foreign exchange	1,253	1,149	1,107	104	146
Gain on disposal of assets	294	438	199	(144)	95
Other income	107	139	92	(32)	15
Total non-interest income	**6,030**	**4,825**	**5,098**	**1,205**	**932**

Non-interest income in the first quarter of 2008 showed significant improvement from the previous quarter and increased by Baht 1.2 billion or 25.0 percent to Baht 6.0 billion. Significant items are as follows:

Core non-interest income in the first quarter of 2008 continued to increase from the previous quarter, with fees and service income rising by Baht 458 million, or 11.2 percent, to Baht 4.6 billion and net gain on foreign exchange rising by Baht 104 million, or 9.1 percent, to Baht 1.3 billion.

In the first quarter of 2008, the bank showed a net loss on investments of Baht 179 million. However this was still an improvement from the previous quarter which had a loss of Baht 998 million. While there was a gain on some equity transactions this quarter, there were additional impairment expenses on some investments from debt restructuring. At the same time, the bank fully provided for the remaining investment in the CDO.

Compared to the fourth quarter of 2007, gains on the disposal of assets fell by Baht 144 million to Baht 294 million, while other income fell by Baht 32 million to Baht 107 million.

When compared with the first quarter of 2007, the net loss on investments increased by Baht 157 million. However, fees and service income rose by Baht 833 million, or 22.4 percent; net gain on foreign exchange increased by Baht 146 million, or 13.2 percent; and gain on the disposal of assets increased by Baht 95 million. Therefore, total non-interest income this quarter increased by Baht 932 million, or 18.3 percent from the first quarter of 2007.

Non-interest expenses

in Million Baht

Item	Q1 '08	Q4 '07	Q1'07	Q1 '08 compared to	
				Q4 '07	Q1 '07
Personnel expenses	3,146	3,448	2,757	(302)	389
Premises and equipment expenses	1,571	1,725	1,395	(154)	176
Taxes and duties	757	638	816	119	(59)
Fees and service expenses	1,021	1,049	916	(28)	105
Contribution to the Financial Institutions Development Fund	1,195	1,204	1,155	(9)	40
Other expenses	1,312	1,538	1,122	(226)	190
Total non-interest expenses	**9,002**	**9,602**	**8,161**	**(600)**	**841**

In the first quarter of 2008, the bank's non-interest expenses amounted to Baht 9.0 billion, a decrease of Baht 600 million, or 6.2 percent, compared with the fourth quarter of 2007. Most categories showed declining expenses or only marginal increases. Significant items included a decrease of Baht 302 million or 8.8 percent in personnel expenses to Baht 3.1 billion, compared to Baht 3.4 billion in the fourth quarter of 2007. Other expenses declined by Baht 226 million to Baht 1.3 billion while premises and equipment expenses declined by Baht 154 million to Baht 1.6 billion.

When compared to the first quarter of 2007, non-interest expenses in the first quarter of 2008 rose by Baht 841 million, or 10.3 percent, with personnel expenses rising by Baht 389 million, premise and equipment expenses rising by Baht 176 million, fees and service expenses rising by Baht 105 million, and other expenses rising by Baht 190 million. Taxes and duties declined by Baht 59 million.

Provisioning expenses

In the first quarter 2008, the net provisioning expenses amounted to Baht 1.5 billion, an increase of Baht 140 million compared with that in the fourth quarter of 2007, and an increase of Baht 215 million compared to the first quarter of 2007. This is line with the growth of the loan portfolio.

Corporate income tax

In the first quarter of 2008, the corporate income tax expenses amounted to Baht 2.6 billion, an increase of Baht 742 million quarter-on-quarter, and an increase of Baht 442 million year-on-year.

END